[Chapman and Cutler LLP Letterhead]

September 22, 2025

VIA EDGAR CORRESPONDENCE

Daniel Greenspan
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Mr. Greenspan,

This letter responds to your additional comments provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on July 18, 2025 (the “Registration Statement”). The Registration Statement relates to the Amplify Ethereum 3% Monthly Option Income ETF (a “Fund” or the “Option Income ETF”) and Amplify Ethereum Max Income Covered Call ETF (a “Fund” or the “Covered Call ETF”, and collectively with the Option Income ETF, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the applicable Registration Statement. References to a “Fund” and to changes to be made to a Fund’s Registration Statement shall be deemed to refer to each Fund unless otherwise stated below.

Comment 1 – Amplify Ethereum 3% Monthly Option Income ETF and Amplify Ethereum Max Income Covered Call ETF – General

Please review the use of the term “income” through the Registration Statement. Please ensure the term is used appropriately.

Response to Comment 1

The Registrant acknowledges the Staff’s comment and in its review of references to “income” has revised disclosure to consistently refer to “option premium income” throughout the Registration Statements as applicable.

Comment 2 – Amplify Ethereum 3% Monthly Option Income ETF – Principal Investment Strategies

Please provide a supplemental explanation regarding the reasonableness of the 36% annualized option premium and the 3% monthly premium target in light of current anticipated market conditions. Additionally, please confirm that, should market conditions change sufficiently to alter underlying assumptions, the Registrant will reevaluate the Fund’s strategies and name accordingly.

Response to Comment 2

The Registrant confirms that the Adviser has performed an analysis of the annualized option premium income and monthly option premium income that it reasonably believes will be available to the Fund. The Fund’s modeling to achieve the annualized option premium income and monthly option premium has been conducted across a variety of market environments, including periods of low and high volatility, to ensure that the target is reasonably attainable under different market conditions.

The Registrant further confirms it will periodically assess the reasonableness of the target and the Fund will revise its strategy and name should market conditions change such that achieving the stated target is no longer reasonable.

Comment 3 – Amplify Ethereum 3% Monthly Option Income ETF and Amplify Ethereum Max Income Covered Call ETF – Principal Investment Strategies

Please revise the disclosure to make clear that the Target Option Premium is not intended to be an indication of the Fund’s future performance.

Response to Comment 3

In accordance with the Staff’s comment, the following disclosure has been added to the section entitled “Principal Investment Strategies:”

The Target Option Premium is not a projection or guarantee of the Fund’s future performance or total return.

Comment 4 – Amplify Ethereum 3% Monthly Option Income ETF and Amplify Ethereum Max Income Covered Call ETF – Principal Investment Strategies

Please clarify whether the Fund is targeting a specific rate of distribution to shareholders as distinguished from the Target Option Premium.

Response to Comment 4

The Fund is not targeting a specific rate of distribution. While the total distributions paid to shareholders will not be identical to the Target Option Premium, the other sources of income (such as dividends and interest earned on U.S. Treasuries) are not expected to be material as compared to the Target Option Premium.

Comment 5 – Amplify Ethereum 3% Monthly Option Income ETF and Amplify Ethereum Max Income Covered Call ETF – Principal Investment Strategies

The section entitled “Principal Investment Strategies” states that there is no guarantee that the Fund will achieve the Target Option Premium in any given investment period. Please revise the disclosure to also clearly note that there is no guarantee that the Fund will make a distribution in any given period.

Response to Comment 5

In accordance with the Staff’s comment, the disclosure has been revised as follows:

Please note that there is no guarantee the Fund will achieve the Target Option Premium in any given investment period. Additionally, there is no guarantee that the Fund will make a distribution in any given period

Comment 6 – Amplify Ethereum 3% Monthly Option Income ETF and Amplify Ethereum Max Income Covered Call ETF – Principal Investment Strategies

Please revise the disclosure in the section entitled “Principal Investment Strategies” to disclose that distributions to the Fund’s shareholders may be treated as return of capital in whole or in part.

Response to Comment 6

In accordance with the Staff’s comment, the disclosure has been revised as follows:

The Fund currently expects to make distributions on a monthly basis, a portion of which may be considered return of capital. Distributions in excess of the Fund’s current and accumulated earnings and profits will be treated as a return of capital

Comment 7 – Amplify Ethereum 3% Monthly Option Income ETF and Amplify Ethereum Max Income Covered Call ETF – Principal Investment Strategies

Please clarify in the disclosure that, notwithstanding any distributions of premium income or the realization of the Fund’s options strategies, shareholders may still experience losses if the Fund’s investment exposure to Ethereum ETPs performs poorly. Please also clearly note reaching the Target Option Premium does not guarantee that shareholders will realize a profit or avoid a loss.

Response to Comment 7

The disclosure has been revised in accordance with the Staff’s comment as follows:

Notwithstanding any distributions of premium income or the realization of the Fund’s options strategies, shareholders may still experience losses if the Fund’s investment exposure to Ethereum ETPs performs poorly.

Comment 8 – Amplify Ethereum 3% Monthly Option Income ETF and Amplify Ethereum Max Income Covered Call ETF – General

Please supplementally disclose:

(a)	How the Fund’s covered call strategy and options purchases are expected to impact the market or shares of unaffiliated Ethereum ETPs; and

(b)	Whether any of the Ethereum ETPs are affiliates of the Fund. If so, please supplementally provide a legal analysis as to why payment of the Ethereum ETP’s management fee complies with Section 17(d)-1.

Response to Comment 8

(a)	The Registrant confirms that it does not anticipate the strategy of either Fund to have a material impact on the market or shares of unaffiliated Ethereum ETPs. However, the Registrant will monitor the size and frequency of its covered call writing and options purchases and will evaluate the liquidity of each Fund’s investments under both normal and reasonably foreseeable stressed conditions to ensure that it does not exceed the available liquidity or capacity of the overall market.

(b)	The Registrant confirms that none of the Ethereum ETPs are affiliates of the Fund or the Adviser.

Comment 9 – Amplify Ethereum 3% Monthly Option Income ETF and Amplify Ethereum Max Income Covered Call ETF – Principal Investment Strategies

In the section entitled “Ether Price Exposure,” please include a brief definition of the phrase “digital vault.”

Response to Comment 9

In accordance with the Staff’s comment, the disclosure has been revised as follows:

Ethereum ETPs are exchange-traded investment products not registered under the Investment Company Act of 1940, as amended (the “1940 Act”), that reflect the price of ether, before fees and expenses, by purchasing and storing ether in a digital vault (a secure, institutional-grade storage solution used to safeguard the Ethereum assets backing the ETP) and issuing exchange-listed shares that correspond to the price of ether it holds and trade intra-day on a national securities exchange.

Comment 10 – Amplify Ethereum 3% Monthly Option Income ETF and Amplify Ethereum Max Income Covered Call ETF – Principal Investment Strategies

Please supplementally explain the general policies and procedures related to how the Adviser, Administrator and/or Chief Compliance Officer will monitor trades or conflicts of interest regarding Fund personnel trades of Ethereum made against or ahead of the Fund’s purchase of Ethereum ETPs. Please describe any changes to the Fund’s code of ethics to take such transactions into account.

Response to Comment 10

The Registrant confirms it maintains robust policies and procedures to monitor trades and to assess conflicts of interest across all transactions. The Registrant further confirms that the Adviser’s code of ethics have been updated to apply to transactions in Ethereum or Ethereum-linked investments/derivatives and that Access Persons, as defined in Rule 17j-1 of the Investment Companies Act, will be required to preclear such transactions. The updated code of ethics will be filed with each Registration Statement.

Comment 11 – Amplify Ethereum 3% Monthly Option Income ETF and Amplify Ethereum Max Income Covered Call ETF – Principal Investment Strategies

The Staff notes the following disclosure set forth in the “Target Option Premium” subsection:

This strategy effectively converts a portion of the potential upside Ether Price return growth into current income. In a traditional covered call strategy, an investor (such as the Fund) writes a call option on a security it owns. However, the Fund expects to derive exposure to Ethereum ETPs through the use of Ethereum ETP Options that use the Ethereum ETPs as the reference asset. This distinction causes the Fund’s strategy to be commonly referred to as a “synthetic covered call strategy” as opposed to a traditional covered call strategy, because the Fund expects to have synthetic exposure to the Ether Price through Ethereum ETP Options.

Please clearly state whether the Fund will favor a synthetic long position or a traditional position.

Response to Comment 11

In accordance with the Staff’s comment, the disclosure has been revised as follows:

This distinction causes the Fund’s strategy to be commonly referred to as a “synthetic covered call strategy” as opposed to a traditional covered call strategy, because the Fund expects to have synthetic exposure to the Ether Price through Ethereum ETP Options. The Fund retains the flexibility to employ either the traditional covered call strategy or the synthetic covered call strategy.

Comment 12 – Amplify Ethereum 3% Monthly Option Income ETF and Amplify Ethereum Max Income Covered Call ETF – Principal Investment Strategies

The Staff notes the “Cayman Subsidiary” subparagraph states, “Furthermore, the Adviser, as the investment adviser to the Subsidiary, complies with the provisions of the 1940 Act relating to investment advisory contracts as it relates to its advisory agreement with the Subsidiary.” Please supplementally confirm that the Investment Advisory Agreement contemplates providing services to the Subsidiary or that the Adviser will enter into an Investment Advisory Agreement for any services to the Subsidiary.

Response to Comment 12

The Registrant confirms that the Adviser will enter into an Investment Advisory Agreement for any services to a Subsidiary.

Comment 13 – Amplify Ethereum 3% Monthly Option Income ETF and Amplify Ethereum Max Income Covered Call ETF – Principal Investment Strategies

With respect to the Subsidiary, please supplementally confirm:

(a)	Whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If the financial statements will not be consolidated, please explain;

(b)	Whether the Subsidiary and its Board will agree to inspection by the Staff of the Subsidiary’s books and records which will be maintained in accordance with Section 31 of the Investment Company Act of 1940 and the rules thereunder;

(c)	That the Subsidiary and its Board will agree to designate an agent for service or process in the United States; and

(d)	That the wholly-owned Subsidiary’s management fee (including any performance fee) if any will be included in the “Management Fees” line item of the fee table and that the Subsidiary’s expenses will be included in the “Other Expenses” line item in the fee table.

Response to Comment 13

(a)	The Registrant confirms the financial statements of a Subsidiary will be consolidated with the Fund’s financial statements.

(b)	The Registrant confirms any Subsidiary and its Board will agree to inspection of its books and records by the Staff, which will be maintained in accordance with the Investment Company Act.

(c)	The Registrant confirms any Subsidiary and its Board will designate an agent for service of process in the United States.

(d)	The Registrant confirms that the Adviser will assume any Subsidiary’s expenses (and therefore it is not necessary to include such expenses in “Other Expenses”).

Comment 14 – Amplify Ethereum 3% Monthly Option Income ETF – Statement of Additional Information

The Staff notes the following disclosure set forth in the “Investment Objective and Policies” section: “The Fund will not concentrate its investments in securities of issuers in any industry or group of identified industries, as the term “concentrate” is used in the 1940 Act, except to the extent the Index concentrates in an industry or group of identified industries.” Please confirm this fundamental policy.

Response to Comment 14

The Registration Statement has been revised in accordance with the Staff’s comments to reflect that the Fund may invest more than 25% of its assets in investments that provide exposure to Ethereum.

Comment 15 – Amplify Ethereum Max Income Covered Call ETF – Principal Investment Strategies

The Staff notes the following disclosure set forth in the “Principal Investment Strategies” section: “Based on market conditions as of the date of this Prospectus, the anticipated annualized option premium range is between 50% - 80%. Given market volatility, the actual annualized option premium received may be significantly higher or lower than the stated range.” If applicable, please disclose the monthly premium range. Additionally, please provide a set of potential targets associated with the monthly premium range.

Response to Comment 15

The Registrant confirms it will disclose the monthly premium range in the Registration Statement. The Registrant does not believe factors other than volatility affect the annual or monthly ranges.

Comment 16 – Amplify Ethereum Max Income Covered Call ETF – Principal Investment Strategies

Please supplementally explain to the Staff what assumptions are being made, or are otherwise necessary, in order for the Fund to generate the annualized option premium range between 50-80%.

Response to Comment 16

The Registrant confirms that the Adviser has performed an analysis of the annualized option premium income range that it reasonably believes will be available to the Fund. The Fund’s modeling to achieve the annualized option premium income range has been conducted across a variety of market environments, including periods of low and high volatility, to ensure that the target is reasonably attainable under different market conditions.

The Registrant further confirms it will periodically assess the reasonableness of the target range, and the Fund will revise its strategy and name should market conditions change such that achieving the stated target range of 50-80% is no longer reasonable.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren